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www.white-summers.com

Writer's Direct Dial: 503/419-3002

September 24, 2021

Via Email: shainessj@SEC.GOV

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

> **Re: Cynergistek, Inc.—Preliminary Proxy Statement on Schedule 14A**
> **Filed September 17, 2021 by Daniel Berger—File No. 001-38011**

Dear Mr. Shainess:

We represent Daniel Berger and are in receipt of your letter dated September 22, 2021 in connection with the above-referenced matter.

Mr. Berger's responses to your numbered comments are below and a redlined draft of the revised Schedule 14A is attached:

PREN14A Filed September 17, 2021
General

1.   Please disclose why you have chosen both to rely on Rule 14a-18 in having your materials and nominee included in the registrant's proxy statement and proxy card while simultaneously engaging in a contested proxy solicitation.

RESPONSE: Our client expected that the Registrant would recommend his election to the board as either adding another member or replacing an existing member. When the Registrant recommended that shareholders vote against him, he believed that the most effective method to secure his election to the board would be by filing a contested proxy solicitation.

2.   With a view toward facilitating the ability of shareholders to make an informed voting decision, please advise us of how you complied with any requirements in Cynergistek's bylaws to notify management of your intentions to deliver your own proxy statement and seek proxy authority. We note that the registrant has already filed its definitive proxy statement, raising

the potential concern that the registrant may not have been aware of your intentions to engage in a contested director election. If applicable, your response should include an analysis of the effect of any failure to comply with the bylaws on your solicitation, including, but not limited to, whether shareholders may lawfully vote for your nominee.

RESPONSE: Section 2.14 (a) of the Registrant's bylaws governs nominations for directors at the annual meeting of shareholders. While the bylaws are byzantine, the Registrant added Mr. Berger as a nominee to the board while the nomination was by the shareholder. Section 2.14 (a) (1) (A) and (B) so they had notice. In addition, he provided notice pursuant to Section 2.14 (a) (i) (C) well before the August 9, 2021 period that the Registrant said was the deadline for shareholder proposals in the press release filed by the Registrant on Form 8-K on July 27, 2021. Mr. Berger filed a Form 14N on April 26, 2021 notifying the Registrant of his intention. If the Registrant were to take the position that notice was not properly given, it could disallow votes for Mr. Berger at the meeting or could commence litigation over an interpretation of bylaw provisions inconsistent our client's interpretation. Either of those actions could have the effect of shareholder votes for Mr. Berger being ineffective.

3.   Clarify your recommendation for the method shareholders use to vote given that it appears shareholders may vote for your nominee on both the registrant's proxy card and your proxy card. In this regard, we note that you have urged shareholders not to return any proxy card received from the registrant, yet shareholders have the option to vote for your nominee on the registrant's proxy card.

RESPONSE: We have removed text regarding not returning the Registrant's proxy card in response to this comment.

4.   Provide the factual basis for your assertions that "for the past several years, results have been poor" and that "CTEK's shares have underperformed its peers, its industry sector, and the broader market."

RESPONSE: However, for the past several years, results have been poor. Cynergistek's quarterly revenues have declined in 8 of the past 10 quarters and were down 32% during the period from Q1/2019 to Q2/2021. The Company has not generated positive annual net operating income since 2018.

As a result, CTEK shares have underperformed its peers, its industry sector, and the broader market. Share price has declined 66.3% from an average monthly closing price of $5.76 in April 2017 to $1.91 in September 2021. The largest Cybersecurity ETF (First Trust NASDAQ: CIBR) has increased 142% during the same period while the NASDAQ index rose 150%

5.   Describe in more detail your "successful track record of raising capital that led to positive equity events."

RESPONSE: As a three-time CEO and subject matter expert in cybersecurity, Mr. Berger strongly believe Cynergistek would benefit from his participation on its Board. He also has a successful track record of raising capital notably:

As President and CEO of Redspin, Inc (now a division of Cynergistek) he raised financing, doubled revenues in 3 years, and led the company to profitability. In 2015, he negotiated Redspin's multimillion-dollar acquisition by Auxilio, Inc. (predecessor company to Cynergistek)

As President and CEO of Salesdriver.com, he raised $6.5 million in venture capital from Summit Capital and managed the company to cash-flow positive. It was later acquired by the billion-dollar Carlson Marketing Group.

As SVP/GM of Cybergold, he was a key member of the executive team that raised over $40 million in a 1999 IPO and then helped close an acquisition of the company for $159M a year later,

6.   In your next filing, disclose the website that will be used for the Company's virtual annual meeting and describe how shareholders may participate in the meeting.

RESPONSE: We have included information about attendance from the Registrant's virtual annual meeting and how shareholders may participate.

Reasons for Our Solicitation, Page 3

7.   Describe with specificity the Board's strategic, operational, and hiring decisions to which you are referring in the first paragraph of this section, as well as your view of how each has led to destruction of shareholder value.

RESPONSE:

Executive Hiring

In Oct 2017, Cynergistek appointed Angela Rivera as Executive Vice President of Operations. Ms., Rivera was employed by the Company until May 2020 (2.5 years). Her total compensation was $530,598 in 2018, $396,104 in 2019, and $404,589 in 2020 including severance costs of $290,733.

In August 2019, Cynergistek appointed Caleb Barlow as President and CEO. Mr. Barlow was employed by the Company until July 2021 (2 years). His total compensation was $625,122 in 2019, $505,917 in 2020, and he received $578,000 in severance in 2021.

These short-tenured executive level hires reflect poor hiring by the Board. Together with such high executive compensation plans and large severance payments, shareholder value has been negatively impacted by these cash and stock outlays at a time when revenues were decreasing, and the Company was not profitable.

Operational

In late 2020, the Company recorded an impairment loss to goodwill and intangible assets of $16.4 million. With a declining cash position and constrained lending ability, the Company pursued an ATM Offering in November and sold Shares in the ATM offering were sold at an average share price of $1.54. Through December 31, 2020, the Company received gross proceeds under that Agreement of $2,027,000 from the issuance of 1,315,000 shares of common stock. Net of transaction cost and fees, the Company realized $1,843,000.

Strategy

For years, Cynergistek has remained focused on the healthcare market and has not pursued higher margin service offerings or other vertical markets. This lack of diversification has been costly as evidenced by declining revenues, operating losses, and cash position.

In 2020, the Company began exploring adjacent markets including a newly announced cybersecurity standard (CMMC) within the U.S. defense industry. The company does not expect revenues of any significance from this initiative until at least 2022, due to delays at the Department of Defense.

Form of Proxy Card

8.   Please revise your form of proxy to adhere to the requirements of Rule 14a-4(b)(2). Specifically, the form of proxy must set forth the names of all persons nominated for election as directors and provide sufficient space for shareholders to withhold authority to vote for any such nominee.

RESPONSE: The form of proxy has been revised to list all the names of the person nominated and a space for withholding votes has been included.

9.   Revise your proxy statement and form of proxy to state that there is no assurance that the registrant's nominees will serve if elected with your nominee. Refer to Rule 14a-4(d)(4)(iv).

RESPONSE: The requested revisions has been included in the attached proxy statement.

Please direct any questions to me at (503) 419-3002.

Very truly yours,
WHITE SUMMERS CAFFEE & JAMES, LLP



William H. Caffee

WHC/ab
Attachment

cc: Daniel Berger—via email